UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.

 (Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

 (Translation of Registrant’s name into English)

Republic of Chile

 (Jurisdiction of incorporation or organization)

Vitacura 2670, 23rd floor, Santiago, Chile

 (Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated August 4, 2010.

FOR IMMEDIATE RELEASE

For more information contact:

Rosita Covarrubias / Carolina Burgos

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com; www.ccu.cl

(56-2) 427-3581 / (56-2) 427-3104

CCU S.A. REPORTS CONSOLIDATED SECOND QUARTER 2010 AND YTD RESULTS (1)

SECOND QUARTER

Net sales up 13.2%, Operating result increases 73.3%, EBITDA(2) up 45.8%

Net profit(3)down 39.0% to CLP 64.7 per share

YTD

Net sales up 6.2%, Operating result increases 23.2%, EBITDA(2) up 17.5%,

Net profit(3) down 29.8% to CLP 170.4 per share

SECOND QUARTER BEFORE NON RECURRING ITEMS (NRI)

Operating result before NRI increases 39.3%, EBITDA(2) before NRI up 24.3%

YTD BEFORE NRI

Operating result before NRI increases 13.2%, EBITDA(2) before NRI up 9.9%

(Santiago, Chile, August 4, 2010) -- CCU announced today its consolidated financial results under IFRS for the second quarter ended June 30, 2010. (4)

COMMENTS FROM THE CEO

We are pleased with CCU’s second quarter results. The economic features that followed the earthquake show an important consumption increase along with an overall better performing economy. The monthly economic activity index (Imacec) was 4.6% and 7.1% higher for April and May respectively compared with the same months last year. Inflation was 0.8% in the second quarter 2010. Unemployment decreased from 11.9% in June 2009 to 8.9% in June 2010 in the Santiago Metropolitan Area, particularly in the construction sector. In this scenario CCU was able to increase sales by volume in all its segments for a consolidated 9.7% growth with a 4.5% higher average price.

(1)Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

(2)EBITDA represents Operating result plus depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. For more detail, please see full note before Exhibits.

(3)Net profit attributable to parent company shareholders as per IFRS.

(4)All the comments below refers to Q2’10 figures compared to Q2’09.

The daily average appreciation in the quarter of the Chilean peso vis a vis the US dollar was 6.4% which explains, among others, the 2.6% lower unitary Cost of goods sold.

Marketing/Selling, Distribution and Administrative expenses (MSD&A) increased 13.7%. During 2009, the year of the global financial crisis, we had in place a Contingency Plan which, among other, reduced most of our discretional expenses. In 2010, along with the growth in volumes, we are reaching the pre-crisis levels of expenses. In Q2’10 we also invested in marketing activities related to the South African Soccer World Cup. In all, MSD&A as a percentage of Net sales, remained almost flat, varying from 36.8% in 2009 to 37.0% in 2010.

The Operating result increased 73.3% to CLP33,996. In June 2010 we sold a site in Lima, Peru, generating a pre-tax Non Recurring Operating result of CLP6,670 million (CLP 3,705 million after tax). If we exclude the referred NRI, the Operating result grew 39.3% to CLP 27,326 million. For the sake of facilitating the analysis of our performance, we are showing the quarterly and the YTD Operating result, EBITDA and EBITDA margin before and after non recurring items (NRI).

In the comments that follow, the reader will find also references to three NRI that positively affected in 2009 the Non operating result and/or the Income tax line, which in order of importance were: (1) the water deal with Nestlé, (2) the deflation effect on the UF denominated financial debt, and (3) the tax benefit related to the VSPT operation. The absence of these effects in 2010 explain the drop in Net profit from CLP33,798 million to CLP20,618 million.

Finally, with regards to the February 2010 earthquake’s damages, as of June we have recorded CLP 19,949 million in Accounts receivables. This amount corresponds to cost and expenses incurred as of then in relation with damage control tasks and destroyed inventory, according to our insurance policies.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

NET SALES

Q2’10

Total Net sales increased 13.2%to CLP180,748 million as a result of 9.7% higher consolidated volumes and 4.5% higher average price in Chilean pesos. In all our segments the volumes increased, contributing to the consolidated volume growth: Wine grew 24.8%, Spirits was 10.7% higher, our Beer segment in Chile achieved a 10.3% larger volume, the Non-alcoholic beverages increased 9.9% and Beer Argentina was up by 3.2%. The higher average price is explained by a 10.3% increase in the average price of Beer in Argentina, 1.8% in Non-alcoholic beverages, 1.4% in Beer Chile, 1.5% in Spirits and 0.2% increase in Wine.

2010	Accumulated Net sales increased 6.2%amounting to CLP394,400 million, as a result of 6.1% higher consolidated volumes and 0.8% higher average prices in Chilean pesos.

Net sales by segment

	Q2 (million CLP)
	2010		2009		% Chg.
Beer Chile	58,615	32.4%	52,493	32.9%	11.7%
Beer Argentina	29,542	16.3%	25,266	15.8%	16.9%
Non-alcoholic beverages	46,598	25.8%	41,902	26.2%	11.2%
Wine	36,671	20.3%	31,307	19.6%	17.1%
Spirits	11,006	6.1%	9,304	5.8%	18.3%
Other/Eliminations	-1,684	-0.9%	-579	-0.4%	-
TOTAL	180,748	100.0%	159,693	100.0%	13.2%

	YTD (million CLP)
	2010		2009		% Chg.
Beer Chile	135,907	34.5%	134,965	36.3%	0.7%
Beer Argentina	74,088	18.8%	67,813	18.3%	9.3%
Non-alcoholic beverages	106,332	27.0%	97,867	26.3%	8.6%
Wine	63,101	16.0%	55,453	14.9%	13.8%
Spirits	18,814	4.8%	17,048	4.6%	10.4%
Other/Eliminations	-3,842	-1.0%	-1,724	-0.5%	-
TOTAL	394,400	100.0%	371,422	100.0%	6.2%

GROSS PROFIT

Q2’10

Increased 19.7% to CLP93,971 million as a result of 13.2%higher Net sales, partially offset by 6.9% higher Cost of goods sold (COGS)which amounted to CLP86,777 million.  As a percentage of Net sales, the COGS decreased from 50.8% in Q2’09 to 48.0% in Q2’10, mostly due to the 4.5% higher consolidated average price and the positive effect of the 6.4% Chilean peso appreciation on the production cost. Accordingly, the Gross profit, as a percentage of Net sales, increased from 49.2% in Q2’09 to 52.0%this quarter.

2010	Increased 11.5%to CLP215,459million and, as a percentage of Net sales, the consolidated Gross profit increased from 52.0% to 54.6% when compared to 2009.

OPERATING RESULT

Q2’10

Increased 73.3% to CLP33,996 million due to the higher Gross profit, plus a non recurring item (NRI) derived from the sale of a site in Lima which generated a one time profit before taxes of CLP6,670 million, partially offset by higher Marketing/Selling, Distribution and Administrative expenses (MSD&A). MSD&A expenses increased in Q2’10 by 13.7%, to CLP66,881million. MSD&A expenses, as a percentage of Net sales, was almost flat; 36.8%in Q2’09 to 37.0%in Q2’10. The consolidated operating margin increased from 12.3% in Q2’09 to 18.8% in Q2’10. The Operating result before NRI grew 39.3% and the corresponding margin increased from 12.3% to 15.1%.

2010

Increased 23.2%amounting to CLP81,850million and the operating margin was 20.8%, increasing 2.9 percentage points when compared to 2009. The accumulated Operating result before NRI increased 13.2% and it’s margin grew from 17.9% in 2009 to 19.1% in 2010.

            Operating result and Operating margin by segment

	Q2
	Operating result (million CLP)			Operating margin
	2010	2009	% Chg	2010	2009
Beer Chile	14,915	10,174	46.6%	25.4%	19.4%
Beer Argentina	2,279	1,563	45.9%	7.7%	6.2%
Non-alcoholic beverages	6,270	4,336	44.6%	13.5%	10.3%
Wine	3,971	2,588	53.4%	10.8%	8.3%
Spirits	1,530	1,857	-17.6%	13.9%	20.0%
Other/Eliminations	5,030	-898	NM	-	-
TOTAL	33,996	19,619	73.3%	18.8%	12.3%

	YTD
	Operating result (million CLP)			Operating margin
	2010	2009	%Chg	2010	2009
Beer Chile	39,538	36,044	9.7%	29.1%	26.7%
Beer Argentina	11,490	10,015	14.7%	15.5%	14.8%
Non-alcoholic beverages	16,375	11,121	47.2%	15.4%	11.4%
Wine	5,330	4,199	26.9%	8.4%	7.6%
Spirits	2,581	3,140	-17.8%	13.7%	18.4%
Other/Eliminations	6,536	1,909	242.4%	-	-
TOTAL	81,850	66,427	23.2%	20.8%	17.9%

EBITDA

Q2’10

Increased 45.8%, to CLP45,098 million and the consolidated EBITDA margin improved from 19.4% in Q2’09 to 25.0% in Q2’10. Before NRI, EBITDA increased 24.3% to CLP38,428 million and the EBITDA margin grew from 19.4% in Q2’09 to 21.3% in Q2’10.

2010

Increased 17.5%to CLP103,452million and the EBITDA margin grew from 23.7% in Q2’09 to 26.2% in Q2’10. The accumulated EBITDA before NRI increased 9.9% to CLP96,782 and the margin increased from 23.7% in 2009 to 24.5% in 2010.

Non recurring items - Operating income and EBITDA

	2010		2009
million CLP	Q2	YTD	Q2	YTD
Peru site sale(*)
Operating income	6,670	6,670	-	-

EBITDA	6,670	6,670	-	-

    * CLP3,705 million after tax

EBITDA by segment

	Q2
	EBITDA (million CLP)			EBITDA margin
	2010	2009	% Chg	2010	2009
Beer Chile	18,511	13,758	34.6%	31.6%	26.2%
Beer Argentina	3,484	2,710	28.6%	11.8%	10.7%
Non-alcoholic beverages	8,597	6,803	26.4%	18.4%	16.2%
Wine	5,658	4,723	19.8%	15.4%	15.1%
Spirits	1,954	2,290	-14.6%	17.8%	24.6%
Other/Eliminations	6,893	639	-	-	-
TOTAL	45,098	30,923	45.8%	25.0%	19.4%

	YTD
	EBITDA (million CLP)			EBITDA margin
	2010	2009	% Chg	2010	2009
Beer Chile	46,623	43,111	8.1%	34.3%	31.9%
Beer Argentina	13,853	12,420	11.5%	18.7%	18.3%
Non-alcoholic beverages	20,961	15,814	32.6%	19.7%	16.2%
Wine	8,565	8,035	6.6%	13.6%	14.5%
Spirits	3,419	3,996	-14.4%	18.2%	23.4%
Other/Eliminations	10,031	4,674	-	-	-
TOTAL	103,452	88,050	17.5%	26.2%	23.7%

ALL OTHER

Q2’10

In All other we include the following: Net financing expenses, Share of profits of associates and joint ventures, Exchange rate differences, Result of indexed units and Other gains/(losses). The total variation of these accounts, when compared to the same quarter last year, is a lower income of CLP23,310 million mainly explained by:

•         Other gains/(losses), which decreased CLP20,683 million due to the absence of a one time profit in 2009 generated by the sale of 29.9% of Aguas CCU-Nestlé Chile S.A. partially compensated by higher results of CLP3,638 million on the foreign currency hedge. The referred non recurring gain was CLP24,439 million (CLP19,920 million after tax).

•         Results of indexed units, which worsened CLP2,360 million, mainly due to the absence this year of the 2009 deflation effect on our UF denominated financial debt, which generated an extraordinary gain in 2009. (The UF is a monetary unit indexed to the CPI variation).

• Exchange rate differences, which decreased CLP1,702 million due to higher exchange rate fluctuations in this period, covered by foreign currency hedges profit showed under Other gains/(losses).

All of the above was partially compensated by:

•         Net financing expenses, which decreased CLP1,341 million, from an expense of CLP3,287 million to CLP1,947 million as a result of the timely procurement of the refinancing of a US$100 million loan due November 2009.

2010

Reduced from a profit of CLP21,918million to a loss of CLP4,153million due to the same reasons as explained above. The accumulated Result of indexed units represented a lower profit of CLP6,912 million in 2010.

INCOME TAX

Q2’10	Income tax increased CLP3,530 million to CLP8,592 million mostly due to the additional tax paid on the Peru site sale’s profit.

2010

Increased CLP11,688 million due to the absence this year of a non recurrent positive effect in Q1’09, to the additional tax paid in Peru as mentioned above, and as a consequence of exchange rate variations effects on taxes, partially covered by foreign currency hedges.

MINORITY INTEREST

Q2’10	Grew CLP716 million to CLP2,406 million mostly due to a better result in VSPT (CLP 612 million) and in Aguas CCU-Nestlé (CLP 211 million).

2010	Increased CLP711 million to CLP4,669 million mostly due to a better result in Aguas CCU-Nestlé (CLP 950 million) and lower result in VSPT (CLP 241 million).

NET PROFIT

Q2’10	Decreased CLP13,181 million to CLP20,618 million due mostly to the absence this year of the profit related to 2009 non recurring items.

2010	Decreased CLP23,046 million to CLP54,286 million due to the same reasons as explained above.

EARTHQUAKE FOLLOW UP

With respect to the consequences of the earthquake, the Company is adequately insured for the incurred losses —physical damages as well as business interruption— with a limit of indemnity of Ch$326,513 million(5). The deductible for physical assets damages is 2% of the insured value per location with a maximum of Ch$212 million also per location, and 10 days for business interruption.  Considering the coverage, as of June 30, 2010 the Company recorded Ch$19,949 million in Accounts receivables, corresponding to:

  Destroyed inventory at book value.
  Costs and expenses incurred as of June 30 in damage control tasks such as assets repairing, cleaning, inventory and assets order setting as well as business interruption mitigation activities.

The Company has not booked the collectable income due to business interruption, or the compensation in excess of the book value to be received for: (a) finished product losses to be compensated at sales price, and (b) fixed assets write off to be compensated at replacement value, since together with the adjustors it is in the process of identifying the items to be replaced. These amounts will be recorded net of deductibles as the claims are settled. We estimate that the amounts to be received in excess of the book value will adequately compensate the deductible amounts.

(5) UF 15.4 million, equivalent to CLP326,513 million as of June 30, 2010.

BUSINESS UNITS HIGHLIGHTS (Exhibits 3 and 4)

Business segments are reflected in the same way that each Strategic Business Unit (SBU) is managed. Corporate shared services and distribution and logistics expenses have been allocated to each SBU based on Service Level Agreements. The non-allocated corporate overhead expenses and the result of the logistics subsidiary are included in “Other/Eliminations”.

BEER CHILE

Net sales	increased 11.7% to CLP58,615 million as a result of 10.3% higher sales volume and 1.4% higher average prices.

Operating result

increased 46.6% to CLP14,915 million, mainly as a result of higher Gross profit partially offset by higher MSD&A expenses. Gross profit increase is explained by higher Net sales and by lower COGS whichdecreased0.7% to CLP24,392 million.  As a percentage of Net sales, COGS decreased from 46.8% to 41.6% mainly due to a lower malt price in USD and a 6.4% appreciation of the Chilean peso affecting positively the price of imported raw material and a higher average sales price. The MSD&A expenses increased 10.9% to CLP19,383 million due mostly to higher marketing and distribution expenses. As a percentage of Net sales, MSD&A decreased from 33.3% to 33.1%. The operating margin increased from 19.4%to 25.4%.

EBITDA	increased 34.6%to CLP18,511million, while the EBITDA margin was 31.6%or 5.4percentage points higher than in Q2’09.

Comments	Since April volumes recovered and showed growth again after the drop in March due to the earthquake. Some of April’s growth may be explained by earthquake consequences, however sales have shown a dynamic which exceeds the inventory reposition volumes and can only be explained by consumption acceleration. The Beer Chile segment benefited from the appreciation of the Chilean peso, which helped, among others, to reduce with 10% the cost per hectoliter of beer. Marketing expenses were higher due to the implementation of the new brand image of Cristal and to marketing activities related to the South African Soccer World Cup.

BEER ARGENTINA

Net sales	measured in Chilean pesos increased 16.9% to CLP29,542 million, as a result of 3.2% higher sales volumes and 10.3% higher average prices.

Operating result

measured in Chilean pesos increased 45.9% to CLP2,279 million in Q2’10, as a consequence of higher Gross profit, partially compensated by higher MSD&A. Gross profit increased due to higher Net sales, partially compensated by higher COGS which increased 14.5%, to CLP13,672 million this quarter.  As a percentage of Net sales, COGS decreased from 47.3% to 46.3%, mainly as a consequence of the dilution of fixed cost.  MSD&A expenses increased 15.4% from CLP11,753 million to CLP13,568 million.  As a percentage of sales, MSD&A expenses decreased from 46.5% to 45.9% due to the increase in average price. The operating margin improved from 6.2% in Q2’09 to 7.7% in Q2’10.

EBITDA	increased 28.6% or CLP774 million to CLP3,484 million this quarter, while the EBITDA margin increased from 10.7% to 11.8%.

Comments

The second quarter results were affected by the 10.4% appreciation of the Chilean peso vis a vis the Argentine peso.  MSD&A increased mostly in expenses related to higher volume such as distribution costs and sales tax, and to inflationary pressure.

NON-ALCOHOLIC BEVERAGES

Net sales	increased 11.2%to CLP46,598 million due to higher volumes of 9.9% and a 1.8% increase in the average price.

Operating result

increased 44.6% to CLP6,270million as a consequence of higher Net sales, partially compensated by higher COGS and higher MSD&A expenses.  COGS increased 9.2% to CLP23,562 million. COGS, as a percentage of Net sales, decreased from 51.5% to 50.6%. As a consequence, gross margin increased from 48.5% to 49.4%. MSD&A increased 2.5% to CLP16,838million.  As a percentage of Net sales, MSD&A decreased from 39.2% to 36.1% mostly due to dilution of expenses and a higher average price. The operating margin increased from 10.3% to 13.5%.

EBITDA	increased 26.4% to CLP8,597 million and the EBITDA margin reached 18.4%, 2.2 percentage points higher than in Q2’09.

Comments

Volumes had a very positive performance in all categories during the quarter, beyond the effects of the earthquake: soft drinks increased 10.5%, water 1.2% and nectars 18.3%. The segment’s average price increased 1.8% due to last year’s September 2.1% price increase. Conversely, the water average price decreased due to a higher mix of larger packages, which tend to have a lower price per hectoliter.

WINE

Net sales

increased 17.1% to CLP36,671 million due to an increase in volume of 24.8% and an increase of 0.2% in the average price in CLP, excluding bulk wine. The 4.3% price increase in the domestic market was, for a greater part, the consequence of a price increase in April to compensate for the higher cost of wine because of (a) inventory losses in the earthquake and (b) the lower vintage yield, both affecting the cost of bulk wine. The 2.1% decrease of the price for exports in Chilean pesos is driven by the Chilean peso appreciation versus the US dollar. Other revenues are lower mainly due to less bulk wine and lower raw material sales.

Operating result

increased 53.4% from CLP2,588 million to CLP3,971 million in Q2’10, due mostly to higher Net sales, partially compensated by higher COGS and higher MSD&A expenses. COGS increased 12.5% from CLP20,251 million to CLP22,789 million due to the higher volume.  As a percentage of Net sales, COGS decreased from 64.7% to 62.1%. Consequently, the gross margin increased from 35.3% to 37.9%.  MSD&A increased 17.0% to CLP9,944 million.  As a percentage of Net sales, MSD&A remained flat at 27.1%.  As a consequence, the operating margin increased from 8.3%in Q2’09 to 10.8%in Q2’10.

EBITDA	increased 19.8% to CLP5,658 million and the EBITDA margin increased from 15.1%to 15.4%.

Comments

Volumes increased in all categories: domestic wine 20.7%, bottled exported wine 31.3% and wine in Argentina 6.3%. Domestic wine category sales had a positive performance explained by the growth in volume coupled with an 8% price increase in late April. In the case of wine exports the growth came from the higher price segments and it is explained, in part, by dealers’ purchasing orders anticipation after the earthquake.

SPIRITS

Net sales	increased 18.3% toCLP11,006million due to 10.7% higher volume and 1.5% higher average prices.

Operating result

decreased 17.6% from CLP1,857 million to CLP1,530 million, mainly due to higher COGS and MSD&A expenses, partially compensated by higher Net sales.  COGS increased from CLP4,744 million to CLP5,708 million.  COGS as a percentage of Net sales increased from 51.0% to 51.9%.  MSD&A increased 40.9% to CLP3,766 million.  As a percentage of Net sales, MSD&A increased from 28.7% to 34.2% mostly due to higher distribution and marketing expenses.  As a consequence, the operating margin decreased from 20.0% to 13.9%.

EBITDA	decreased 14.6% from CLP2,290 million to CLP1,954 million and the EBITDA margin decreased from 24.6% to 17.8%.

Comments

The industry is showing a positive trend mainly driven by higher volume in the Pisco category compared to last year. The performance improvement of Pisco is mostly explained by the strengthening of our Mistral premium brand.

(The exhibits to follow, figures have been rounded and may not sum exactly the totals shown.)

Note: EBITDA represents Operating result plus depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company’s operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled measures used by other companies

Exhibit 1: Income Statement (Second Quarter 2010)
Q2	2010	2009	2010(1)	2009(1)	VARIANCE %
	(CLP million)	(CLP million)	(US$ million)	(US$ million)
Core revenue	176,913	154,337	323	282.1	14.6
Other revenue	3,835	5,356	7	9.8	-28.4
Interco sales revenue	0	0	0	0.0	-
Net sales	180,748	159,693	330.3	291.8	13.2
Cost of goods sold	(86,777)	(81,176)	(158.6)	(148.4)	6.9
% of net sales	48.0	50.8	48.0	50.8
Gross profit	93,971	78,517	171.7	143.5	19.7
MSD&A (2)	(66,881)	(58,812)	(122.2)	(107.5)	13.7
% of net sales	37.0	36.8	37.0	36.8
Other operating income/(expenses)	236	(85)	0.4	(0.2)	-377.2
OPERATING RESULT before NRI	27,326	19,619	49.9	35.9	39.3
% of net sales	15.1	12.3	15.1	12.3
Other NRI	6,670	0	12.2	0.0	-
OPERATING RESULT	33,996	19,619	62.1	35.9	73.3
% of net sales	18.8	12.3	18.8	12.3
Net financing expenses	(1,947)	(3,287)	(3.6)	(6.0)	-40.8
Share of profits of associates and joint ventures	315	220	0.6	0.4	42.7
Exchange rate differences	(420)	1,282	(0.8)	2.3	-132.7
Results of indexed units	(2,127)	233	(3.9)	0.4	-1013.8
Other gains/(losses)	1,800	22,483	3.3	41.1	-92.0
INCOME/(LOSS) BEFORE TAXES	31,616	40,551	45.6	74.1	-22.0
Income tax	(8,592)	(5,062)	(15.7)	(9.3)	69.7
NET PROFIT FOR THE PERIOD	23,024	35,489	29.9	64.9	-35.1

NET PROFIT ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	20,618	33,798	25.5	61.8	-39.0
MINORITY INTEREST	2,406	1,690	4.4	3.1	42.4
Net profit attributable to Parent Company	11.4	21.2	7.7	21.2
Shareholders as % of net sales
Earnings per share	64.7	106.1	0.08	0.19	-39.0
Earnings per ADR	323.7	530.6	0.40	0.97	-39.0

EBITDA(3) before NRI	38,428	30,923	70.2	56.5	24.3
% of net sales	21.3	19.4	21.3	19.4
EBITDA(3)	45,098	30,923	82.4	56.5	45.8
% of net sales	25.0	19.4	25.0	19.4

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5

Depreciation and Amortization	11,103	11,304	20	20.7	(1.8)
Capital Expenditures	14,601	15,135	27	27.7	(3.5)
(1) Exchange rate: US$1.00 = CLP 547.19
(2) MSD&A refers to Marketing selling, distribution and administrative expenses
(3) EBITDA = Operating result + Depreciation and Amortization

Exhibit 2: Income Statement (Six Months Ended June 30, 2010)
AS OF JUNE	2010	2009	2010(1)	2009(1)	VARIANCE %
	(CLP million)	(CLP million)	(US$ million)	(US$ million)
Core revenue	386,219	361,107	706	659.9	7.0
Other revenue	8,181	10,315	15	18.9	-20.7
Interco sales revenue	0	0	0	0.0	-
Net sales	394,400	371,422	720.8	678.8	6.2
Cost of goods sold	(178,941)	(178,236)	(327.0)	(325.7)	0.4
% of net sales	45.4	48.0	45.4	48.0
Gross profit	215,459	193,186	393.8	353.1	11.5
MSD&A (2)	(140,621)	(125,888)	(257.0)	(230.1)	11.7
% of net sales	35.7	33.9	35.7	33.9
Other operating income/(expenses)	342	(871)	0.6	(1.6)	-139.3
OPERATING RESULT before NRI	75,180	66,427	137.4	121.4	13.2
% of net sales	19.1	17.9	19.1	17.9
Other NRI	6,670	0	12.2	0.0	-
OPERATING RESULT	81,850	66,427	149.6	121.4	23.2
% of net sales	20.8	17.9	20.8	17.9
Net financing expenses	(4,373)	(5,149)	(8.0)	(9.4)	-15.1
Share of profits of associates and joint ventures	226	454	0.4	0.8	-50.1
Exchange rate differences	39	(39)	0.1	(0.1)	-201.0
Results of indexed units	(2,677)	4,235	(4.9)	7.7	-
Other gains/(losses)	2,632	22,416	4.8	41.0	-
INCOME/(LOSS) BEFORE TAXES	77,697	88,345	129.8	161.5	-12.1
Income tax	(18,743)	(7,055)	(34.3)	(12.9)	165.7
NET PROFIT FOR THE PERIOD	58,955	81,290	95.6	148.6	-27.5

NET PROFIT ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	54,286	77,332	87.0	141.3	-29.8
MINORITY INTEREST	4,669	3,958	8.5	7.2	18.0
Net profit attributable to Parent Company	13.8	20.8	12.1	20.8
Shareholders as % of net sales
Earnings per share	170.4	242.8	0.27	0.44	-29.8
Earnings per ADR	852.2	1,214.0	1.37	2.22	-29.8

EBITDA(3) before NRI	96,782	88,050	176.9	160.9	9.9
% of net sales	24.5	23.7	24.5	23.7
EBITDA(3)	103,452	88,050	189.1	160.9	17.5
% of net sales	26.2	23.7	26.2	23.7

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5

DEPRECIATION	21,603	21,622	39	39.5	(0.1)
Capital Expenditures	25,925	26,020	47	47.6	(0.4)
(1) Exchange rate: US$1.00 = CLP 547.19
(2) MSD&A refers to Marketing selling, distribution and administrative expenses
(3) EBITDA = Operating result + Depreciation and Amortization

Exhibit 3: Segment Information - Second Quarter 2010
Q2	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
(CLP million)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Core revenue	57,394	51,301	28,598	25,126	45,620	40,765	35,046	28,016	10,253	9,129	0	0	176,913	154,337
Other revenue	650	701	96	122	238	278	1,620	3,279	249	84	982	892	3,835	5,356
Interco sales revenue	570	491	848	18	739	859	4	12	504	90	(2,666)	(1,471)	0	0
Net sales	58,615	52,493	29,542	25,266	46,598	41,902	36,671	31,307	11,006	9,304	(1,684)	(579)	180,748	159,693
variance %	11.7		16.9		11.2		17.1		18.3				13.2
Cost of goods sold	(24,392)	(24,572)	(13,672)	(11,940)	(23,562)	(21,576)	(22,789)	(20,251)	(5,708)	(4,744)	3,346	1,907	(86,777)	(81,176)
% of net sales	41.6	46.8	46.3	47.3	50.6	51.5	62.1	64.7	51.9	51.0			48.0	50.8
Gross profit	34,223	27,921	15,871	13,326	23,036	20,327	13,882	11,056	5,298	4,560	1,661	1,328	93,971	78,517
MSD&A (1)	(19,383)	(17,472)	(13,568)	(11,753)	(16,838)	(16,424)	(9,944)	(8,496)	(3,766)	(2,673)	(3,383)	(1,995)	(66,881)	(58,812)
% of net sales	33.1	33.3	45.9	46.5	36.1	39.2	27.1	27.1	34.2	28.7			37.0	36.8
Other operating income/(expenses)	74	(276)	(24)	(10)	73	433	33	29	(2)	(30)	82	(231)	236	(85)
OPERATING RESULT before NRI(2)	14,915	10,174	2,279	1,563	6,270	4,336	3,971	2,588	1,530	1,857	(1,640)	(898)	27,326	19,619
variance %	46.6		45.9		44.6		53.4		-17.6				39.3
% of net sales	25.4	19.4	7.7	6.2	13.5	10.3	10.8	8.3	13.9	20.0			15.1	12.3
NRI	0	0	0	0	0	0	0	0	0	0	6,670	0	6,670	0
OPERATING RESULT	14,915	10,174	2,279	1,563	6,270	4,336	3,971	2,588	1,530	1,857	5,030	(898)	33,996	19,619
variance %	46.6		45.9		44.6		53.4		-17.6				73.3
% of net sales	25.4	19.4	7.7	6.2	13.5	10.3	10.8	8.3	13.9	20.0	-298.6	155.1	18.8	12.3
EBITDA before NRI(2)	18,511	13,758	3,484	2,710	8,597	6,803	5,658	4,723	1,954	2,290	223	639	38,428	30,923
variance %	34.6		28.6		26.4		19.8		-14.6				24.3
% of net sales	31.6	26.2	11.8	10.7	18.4	16.2	15.4	15.1	17.8	24.6			21.3	19.4
EBITDA	18,511	13,758	3,484	2,710	8,597	6,803	5,658	4,723	1,954	2,290	6,893	639	45,098	30,923
variance %													45.8
% of net sales													25.0	19.4

Q2	Beer Chile		Beer Argentina(3)		Non- alcoholic(4)		Wine(5)		Spirits		Other/eliminations		Total
VOLUMES(HL)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
SEGMENT VOLUME	1,044,764	947,174	777,687	753,580	1,355,747	1,233,793	335,865	269,107	52,564	47,490			3,566,627	3,251,144
variance %	10.3		3.2		9.9		24.8		10.7				9.7
					SOFT DRINKS		CHILE DOMESTIC
					907,807	821,812	152,589	126,429
variance %					10.5		20.7
					NECTAR		CHILE EXPORTS
					214,203	181,091	166,148	126,569
variance %					18.3		31.3
					WATER		ARGENTINA
					233,737	230,890	17,128	16,110
variance %					1.2		6.3
(1) MSD&A refers to Marketing selling, distribution and administrative expenses
(2) NRI refers to Non-recurring items
(3) Excludes exports to Chile of 32,880 Hl and 1,888 Hl in 2010 and 2009 respectively
(4) Includes softdrink (sofdrink, tea , sports and energetic drinks) , nectars and water (purified and mineral)
(5) Excludes bulk wine of 15,160 Hl and 22,795 Hl in 2010 and 2009 respectively

Q2	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations			Total
AVE. PRICES (CLP/Hl)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
SEGMENT AVE. PRICE	54,935	54,162	36,774	33,342	33,650	33,040	104,346	104,107	195,062	192,236			49,602	47,472
variance %	1.4		10.3		1.8		0.2		1.5				4.5
					SOFT DRINKS		CHILE DOMESTIC
					32,807	32,003	73,585	70,577
variance %					2.5		4.3
					NECTAR		CHILE EXPORTS
					44,566	43,913	130,105	132,930
variance %					1.5		-2.1
					WATER		ARGENTINA
					26,918	28,204	128,516	140,793
variance %					-4.6		-8.7

Exhibit 4: Segment Information - Six Months Ended June 30, 2010
AS OF JUNE	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
(CLP million)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Core revenue	133,337	132,321	70,988	66,637	104,159	95,325	59,783	50,061	17,952	16,764	0	0	386,219	361,107
Other revenue	1,351	1,503	950	1,138	501	577	3,312	5,381	355	191	1,710	1,526	8,181	10,315
Interco sales revenue	1,219	1,142	2,150	39	1,672	1,965	6	11	506	92	(5,552)	(3,250)	0	0
Net sales	135,907	134,965	74,088	67,813	106,332	97,867	63,101	55,453	18,814	17,048	(3,842)	(1,724)	394,400	371,422
variance %	0.7		9.3		8.6		13.8		10.4				6.2
Cost of goods sold	(54,208)	(58,882)	(31,628)	(29,957)	(50,738)	(49,560)	(39,489)	(35,597)	(9,723)	(8,735)	6,845	4,496	(178,941)	(178,236)
% of net sales	39.9	43.6	42.7	44.2	47.7	50.6	62.6	64.2	51.7	51.2			45.4	48.0
Gross profit	81,699	76,083	42,460	37,856	55,594	48,306	23,612	19,855	9,091	8,313	3,003	2,772	215,459	193,186
MSD&A (1)	(42,398)	(39,711)	(30,969)	(27,861)	(39,351)	(36,935)	(18,306)	(15,717)	(6,510)	(5,149)	(3,087)	(513)	(140,621)	(125,888)
% of net sales	31.2	29.4	41.8	41.1	37.0	37.7	29.0	28.3	34.6	30.2			35.7	33.9
Other operating income/(expenses)	236	(328)	(0)	21	132	(250)	25	61	(1)	(24)	(50)	(350)	342	(871)
OPERATING RESULT before NRI(2)	39,538	36,044	11,490	10,015	16,375	11,121	5,330	4,199	2,581	3,140	(134)	1,909	75,180	66,427
variance %	9.7		14.7		47.2		26.9		-17.8				13.2
% of net sales	29.1	26.7	15.5	14.8	15.4	11.4	8.4	7.6	13.7	18.4			19.1	17.9
NRI	0	0	0	0	0	0	0	0	0	0	6,670	-	6,670	-
OPERATING RESULT	39,538	36,044	11,490	10,015	16,375	11,121	5,330	4,199	2,581	3,140	6,536	1,909	81,850	66,427
variance %	9.7		14.7		47.2		26.9		-17.8				23.2
% of net sales	29.1	26.7	15.5	14.8	15.4	11.4	8.4	7.6	13.7	18.4			20.8	17.9
EBITDA before NRI(2)	46,623	43,111	13,853	12,420	20,961	15,814	8,565	8,035	3,419	3,996	3,361	4,674	96,782	88,050
variance %	8.1		11.5		32.6		6.6		-14.4				9.9
% of net sales	34.3	31.9	18.7	18.3	19.7	16.2	13.6	14.5	18.2	23.4			24.5	23.7
EBITDA	46,623	43,111	13,853	12,420	20,961	15,814	8,565	8,035	3,419	3,996	10,031	4,674	103,452	88,050
variance %													17.5
% of net sales													26.2	23.7

AS OF JUNE	Beer Chile		Beer Argentina(3)		Non- alcoholic(4)		Wine(5)		Spirits		Other/eliminations		Total
VOLUMES (HL)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
TOTAL SEGMENT	2,435,100	2,454,067	1,960,653	1,877,001	3,169,476	2,886,165	591,693	469,637	93,231	87,381			8,250,153	7,774,252
variance %	-0.8		4.5		9.8		26.0		6.7				6.1
					SOFT DRINKS		CHILE DOMESTIC
					2,081,047	1,907,454	266,287	225,357
variance %					9.1		18.2
					NECTAR		CHILE EXPORTS
					414,231	362,991	290,499	218,028
variance %					14.1		33.2
					WATER		ARGENTINA
					674,198	615,720	34,907	26,252
variance %					9.5		33.0
(1) MSD&A refers to Marketing selling, distribution and administrative expenses
(2) NRI refers to Non-recurring items
(3) Excludes exports to Chile of 78,484 Hl and 8,211 Hl in 2010 and 2009 respectively
(4) Includes softdrink (sofdrink, tea , sports and energetic drinks) , nectars and water (purified and mineral)
(5) Excludes bulk wine of 34,845 Hl and 45,469 Hl in 2010 and 2009 respectively

AS OF JUNE	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations			Total
AVE. PRICES (CLP/Hl)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
SEGMENT AVE. PRICE	54,756	53,919	36,206	35,502	32,863	33,028	101,037	106,595	192,554	191,852			46,814	46,449
variance %	1.6		2.0		-0.5		-5.2		0.4				0.8
					SOFT DRINKS		CHILE DOMESTIC
					32,454	32,349	70,832	71,431
variance %					0.3		-0.8
					NECTAR		CHILE EXPORTS
					44,545	44,553	125,746	138,978
variance %					0.0		-9.5
					WATER		ARGENTINA
					26,948	28,338	125,821	139,512
variance %					-4.9		-9.8

Exhibit 5: Balance Sheet
	June 30	Decem ber 31	June 30	Decem ber 31%
	2010	2009	2010	2009	Change
ASSETS	(CLP m illion)	(CLP m illion)	(US$ m illion)(1)	(US$ m illion)(1)
Cash and cash equivalents	100,761	137,354	184	251	-26.6%
Other current assets	285,377	271,033	522	495	5.3%
Total current assets	386,137	408,387	706	746	-5.4%
PP&E (net)	499,522	488,447	913	893	2.3%
Other non current assets	193,639	206,882	354	378	-6.4%
Total non current assets	693,161	695,329	1,267	1,271	-0.3%
Total assets	1,079,298	1,103,716	1,972	2,017	-2.2%

LIABILITIES
Loans and other liabilities	19,551	21,051	36	38	-7.1%
Other liabilities	168,826	224,020	309	409	-24.6%
Total current liabilities	188,378	245,071	344	448	-23.1%
Loans and other liabilities	211,301	211,839	386	387	-0.3%
Other liabilities	76,027	73,599	139	135	3.3%
Total non current liabilities	287,328	285,439	525	522	0.7%
Total Liabilities	475,705	530,509	869	970	-10.3%

EQUITY
Paid-in capital	231,020	231,020	422	422	0.0%
Other reserves	(23,019)	(25,194)	(42)	(46)	0.0%
Retained earnings	283,183	256,404	518	469	10.4%
Net equity attributable to parent com pany shareholders	491,184	462,230	898	845	6.3%
Minority interest	112,409	110,977	205	203	1.3%
Total e quity	603,593	573,207	1,103	1,048	5.3%
Total e quity and liabilitie s	1,079,298	1,103,716	1,972	2,017	-2.2%

OTHER FINANCIAL INFORMATION

Total financial debt	230,852	232,890	422	426	-0.9%

Net debt (2)	130,091	95,537	238	175	36.2%

Liquidity ratio	2.05	1.67
Financial Debt / Capitalization	0.28	0.29
Net debt / EBITDA (3)	0.66	0.53
(1) Exchange rate: US$1.00 = CLP 547
(2) Total financial debt minus cash & cash equivalents
(3) Last 12 months of EBITDA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              Compañía Cervecerías Unidas S.A.

                                                               (United Breweries Company, Inc.)

/s/ Ricardo Reyes

                                                                                    Chief Financial Officer

Date: August 4, 2010